Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus Dated May 21, 2026
Registration Statement No. 333-285604

PRESS RELEASE

NANOBIOTIX ANNOUNCES PRICING OF OVERSUBSCRIBED €85M GLOBAL OFFERING

PARIS, France and CAMBRIDGE, Mass., May 21, 2026 – NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announces the pricing of its previously announced global follow-on offering, consisting of (i) a public offering of 225,373 American Depositary Shares (“ADSs”), each ADS representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) at an offering price of $38.98 per ADS, and (ii) an offering of (a) 1,959,289 Ordinary Shares and (b) 345,099 pre-funded warrants to subscribe for one Ordinary Share each (the “PFW”), exclusively to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”), and certain other countries (excluding the United States and Canada) (the “International Offering”, together with the U.S. Offering, the “Global Offering”), at an offering price of €33.60 per Ordinary Share and €33.57 per PFW.

The subscription price of €33.60 per Ordinary Share, corresponding to the offering price of $38.98 per ADS based on an exchange rate of €1.00 = $1.16 as published by the European Central Bank on May 20, 2026, is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris (“Euronext”) over the last three trading sessions preceding the pricing of the Global Offering (i.e. May 18, May 19 and May 20, 2026), less a discount of 14.92% and has been determined by the Company pursuant to the 29th resolution of the Company’s combined shareholders’ meeting held on May 19, 2025 (the “Shareholders’ Meeting”). The subscription price of each PFW is equal to the subscription price per Ordinary Share issued in the International Offering minus €0.03.

The aggregate gross proceeds of the Global Offering are expected to be approximately $98.6 million, equivalent to approximately €85.0 million, of which approximately €73.4 million in respect of the U.S. Offering and the International Offering and €11.6 million in respect of the PFW, before deduction of underwriting commissions in respect of the Global Offering and estimated expenses related to the Global offering, assuming no exercise of the Over-Allotment Option (as defined below) in respect of the Global Offering. If all of the PFW are exercised, the aggregate gross proceeds are expected to be approximately $12k, equivalent to approximately €10k.

Jefferies, TD Cowen and Stifel are acting as global coordinators and joint bookrunners for the Global Offering.

The Global Offering is subject to an underwriting agreement, which was entered into on May 21, 2026. The underwriting agreement does not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Type of Offering

The issuance of 2,184,662 Ordinary Shares (including in the form of ADSs) and 345,099 PFW in the Global Offering has been decided on the date hereof by the Company’s Executive Board, without preferential subscription rights for existing shareholders, pursuant to the delegation granted to it by the Shareholders’ Meeting in its 29th resolution.

Main Terms of the Pre-Funded Warrants

The subscription price of each PFW is €33.57 (corresponding to $38.94), which equal to the subscription price per Ordinary Share issued in the Global Offering minus €0.03.

Each PFW will allow its holder to subscribe to one Ordinary Share at a price of €0.03.

The PFW are exercisable in cash from their date of issue until May 26, 2036.

The PFW are securities giving access to the capital within the meaning of Article L. 228-91 of the French Commercial Code. They will be issued in dematerialized form and held in pure registered form (au nominatif pur) in the securities account opened in the name of the holder thereof in the books of the Company’s account keeper.

No fractional shares shall be issuable upon the exercise of PFW, provided that the number of shares to be delivered in respect of any exercise of one or more PFW pursuant to any exercise notice shall be rounded down to the nearest whole multiple of one share.

If the Company carries out any of the transactions referred to in Articles L. 228-99 and L. 228-101 of the French Commercial Code, the rights of holders of the PFW will be maintained in accordance with said articles.

The PFW will not be admitted to trading on Euronext or on any domestic or foreign securities exchange or nationally recognized trading system. The shares issued upon the exercise of PFW (the “PFW Shares”) will be held, at the option of the holder, in registered form (au nominatif) or in bearer form (au porteur). As soon as they are issued, the PFW Shares will be automatically assimilated to the Company’s ordinary shares and will be admitted to trading on Euronext under the same ISIN number.

The PFW holders will be grouped automatically for the defense of their common interests in a masse. The masse will act, in part, through a representative and, in part, through collective decisions of the holders.

Expected Closing

The Global Offering is expected to close on May 26, 2026, subject to the satisfaction of customary closing conditions.

Option to Purchase Additional Shares

In connection with the Global Offering, the Company has granted the underwriters for the Global Offering a 30-day option to purchase additional ADSs, in an amount of up to 15% of the total number of ADSs issued in the Global Offering, on the same terms and conditions as in the Global Offering, in accordance with the delegation granted by Shareholders’ Meeting in its 36th resolution (the “Over-Allotment Option”). The Company will announce the exercise of the Over-Allotment Option and the number ADSs to be issued in connection therewith, if any, as soon as practicable thereafter in a subsequent press release.

Stabilization

In connection with the Global Offering, Jefferies LLC, acting as stabilization agent, may effect transactions with a view to supporting, stabilizing, or maintaining the market price of such securities at a level higher than which might otherwise prevail in the Company’s ADS market. However, there is no assurance that the stabilization agent will take any stabilization action and, if begun, such stabilization action may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Select Market.

Estimated Proceeds from the Global Offering

The aggregate gross proceeds from the Global Offering are expected to be approximately $98.6 million, equivalent to approximately €85.0 million, of which approximately €73.4 million in respect of the U.S. Offering and the International Offering and €11.6 million in respect of the PFW, before deducting underwriting commissions in respect of the Global Offering and estimated offering expenses payable by the Company, assuming no exercise of the Over-Allotment Option in connection with the Global Offering. If all of the PFW are exercised, the estimated gross proceeds received by the Company from the Global Offering would be expected to be approximately $12k, equivalent to approximately €10k. If the Company issues additional ADSs pursuant to the exercise in full of the Over-Allotment Option in connection with the Global Offering, the estimated gross proceeds received by the Company from the Global Offering would be expected to be approximately $100 million, equivalent to approximately €87.8 million, before deducting underwriting commissions in respect of the Global Offering and estimated offering expenses payable by the Company.

The Company intends to use the net proceeds from the Global Offering as follows:

•	less than 10% to support the development and advancement of JNJ-1900 (NBTXR3);

•	between 50-60% to advance our Nanoprimer and other platforms; and

•	between 30-40% for general corporate purposes.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of Global Offering or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

The Company believes that the net proceeds from the Global Offering, together with its cash and cash equivalents, will be sufficient to meet its working capital requirements for operations into 2029, consistent with the Company’s currently contemplated cash burn rate.

The Company’s estimates of the period of time through which its financial resources are expected to be adequate to meet its working capital requirements are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, as described under “Special Note Regarding Forward-Looking Statements.”

Lock-up

In connection with the Global Offering, the Company’s executive board members and supervisory board members are subject to a contractual lock-up for a period of 90 days after the date hereof, subject to customary exceptions, including an exception for the purpose of financing the exercise price of stock options and/or satisfying any applicable taxes due in connection with such exercise. The Company has also agreed to be bound by a contractual lock-up for a period of 90 days after the date hereof, subject to customary exceptions.

Dilution

The transaction was supported by existing shareholders including Qatar Holding LLC and Invus, as well as other healthcare specialist investors.

On an indicative basis, assuming the full exercise of the Over-Allotment Option and of the PFW and, based on the number of outstanding Company’s shares and the Company’s shareholder structure as of 31 December 2025,, the Company’s shareholder structure would, to its knowledge, be as follows:

Shareholders	Before the Global Offering			After the Global Offering excluding full exercise of the Over-Allotment Option			After the Global Offering and full exercise of the Over- Allotment Option			After the Global Offering and full exercise of the Over- Allotment Option and the PFW
	Number of Shares	% of share capital	% voting rights	Number of Shares	% of share capital	% voting rights	Number of Shares	% of share capital	% voting rights	Number of Shares	% of share capital	% voting rights
Invus (A)	5 844 592	12.07%	11.67%	6 095 038	12.05%	11.66%	6 095 038	12.04%	11.65%	6 440 137	12.63%	12.23%
JJDC (B)	5 623 816	11.62%	11.23%	5 623 816	11.12%	10.76%	5 623 816	11.11%	10.75%	5 623 816	11.03%	10.68%
Qatar Holding LLC (C)	4 298 507	8.88%	8.58%	4 526 185	8.95%	8.66%	4 526 185	8.94%	8.65%	4 526 185	888%	8.60%
Total (A) + (B) + (C°	15 766 915	32.57%	31.48%	16 245 039	32.11%	31.08%	16 245 039	32.09%	31.06%	16 590 138	32.55%	31.72%
Laurent Levy	1 394 292	2.88%	4.47%	1 394 292	2.76%	4.28%	1 394 292	2.75%	4.28%	1 394 292	2.74%	4.25%
Bart Van Rhijn	356 747	0.74%	0.71%	356 747	0.71%	0.68%	356 747	0.70%	0.68%	356 747	0.70%	0.68%
Anne-Juliette Hermant	241 708	0.50%	0.76%	241 708	0.48%	0.73%	241 708	0.48%	0.73%	241 708	0.47%	0.72%
Other managers and employees	253 585	0.52%	0.66%	253 585	0.50%	0.63%	253 585	0.50%	0.63%	253 585	0.50%	0.63%
Total Management & Employees	2 246 332	4.64%	6.66%	2 246 332	4.44%	6.33%	2 246 332	4.44%	6.32%	2 246 332	4.41%	6.32%
Free Float	30 374 703	62.74%	61.92%	32 081 241	63.41%	62.60%	32 115 046	63.43%	62.62%	32 165 152	63.00%	62.21%
Treasury Shares	22 118	0.05%		22 118	0.04%		22 118	0.04%		22 118	0.04%
TOTAL	48 410 068	100.00%	100.00%	50 594 730	100.00%	100.00%	50 628 535	100.00%	100.00%	51 023 740	100.00%	100.00%

On an indicative basis, the impact of the Global Offering on the shareholding of a shareholder holding 1% of the Company’s share capital prior to the Global Offering and not subscribing to it, and on the Company’s equity per share, is as follows (based on 48,410,068 Company’s shares outstanding and equity of €-84.483 million as of December 31, 2025):

	Shareholding		Equity per share
	Non-diluted basis	Diluted basis*	Non-diluted basis	Diluted basis*
Before the Global Offering	1.0000%	0.9066%	-1.75	-1.58
After the Global Offering	0.9568%	0.8710%	-1.67	-1.52
After the Global Offering (assuming the full exercise of the Over-Allotment Option)	0.9562%	0.8705%	-1.67	-1.52
After the Global Offering (assuming the full exercise of the Over-Allotment Option and of the PFW)	0.9497%	0.8651%	-1.66	-1.51
 * including the 4,985,304 new ordinary shares issuable upon the exercise of founders’ warrants (BSPCE), warrants (BSA), and stock options (OSA) as of December 31, 2025.

Risk Factors

Potential investors should carefully consider the risks described under “Risk Factors” in the Preliminary Prospectus Supplement (as defined below), including the following risks:

-	shareholders not participating in the Global Offering may see their participation in the Company's share capital diluted due to the issuance of new securities;

-	the volatility and liquidity of the Company's Ordinary Shares and ADSs may experience significant fluctuation (mainly downwards), and there may be differences on Nasdaq and Euronext; and

-	sales of the Company's Ordinary Shares and ADSs, in particular by its significant shareholders, could occur on the market and have an adverse impact on the Company's trading prices.

Settlement and Delivery – Documentation

The Company’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “NBTX”. The Company’s Ordinary Shares are listed on Euronext under the symbol “NANO.” The Company does not intend to list the PFW on any domestic or foreign securities exchange or nationally recognized trading system.

The Ordinary Shares are expected to be admitted to trading on Euronext on May 26, 2026.

Ordinary Shares (including those underlying ADS) issued in the Global Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0011341205.  The trading of Nanobiotix’s Ordinary Shares on Euronext is suspended today until the opening of trading of Nanobiotix’s ADSs on the Nasdaq Global Select Market at approximately 3:30 pm (Paris time) / 9:30 a.m. (New York time) today.

The ADSs and Ordinary Shares issued in the Global Offering are being offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-285604), which was filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2025 and subsequently declared effective on March 14, 2025.  The Global Offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the Global Offering (the “Preliminary Prospectus Supplement”) has been filed with the SEC on May 20, 2026 and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC. When available, copies of the final prospectus supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or from TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States), amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

Contacts
Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy + 33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Global Offering, the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including market conditions, statements regarding the expected closing of the Global Offering, the anticipated use of net proceeds therefrom, any announcement of the exercise of the Over-Allotment Option, the period of time through which the Company anticipates its financial resources will be adequate to support its operations, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Global Offering, and risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect Company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, and subsequent filings Nanobiotix makes with the SEC from time to time, which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

The International Offering is reserved to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) “qualified investors” (as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POAT Regulations”)) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any offering of securities described herein will be made pursuant to an exemption under the POAT Regulations from the requirement to publish a prospectus. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the International Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the International Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities offered in the International Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.